Invitrogen Corporation

1600 Faraday Avenue

PO Box 6482

Carlsbad, California 92008

December 8, 2004

VIA FACSIMILE (202) 942-9638 AND EDGAR

Mr. Nicholas P. Panos, Esq.

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 0303

Washington, D.C. 20549

Re:	Invitrogen Corporation
Amendment No. 2 to Registration Statement on Form S-4 (File No. 333-120330)

Dear Mr. Panos:

On behalf of Invitrogen Corporation, I hereby request that the Commission take appropriate action to make the above-captioned Registration Statement effective at 9:00 a.m. Washington, D.C. Time, on December 9, 2004, or as soon thereafter as practicable.

Thank you for your assistance.

Sincerely,

/s/ JOHN A. COTTINGHAM
John A. Cottingham Senior Vice President, General Counsel and Secretary

cc:	Paul B. Johnson, Esq.
Marty B. Lorenzo, Esq.